January 8, 2020

Luke D'Angelo
Chief Executive Officer
AppTech Corp.
2032 Corte Del Nogal, Suite 120
Carlsbad, CA 92011

       Re: AppTech Corp.
           Registration Statement on Form 10-12G
           Filed December 12, 2019
           File No. 000-27569

Dear Mr. D'Angelo :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G

Business Overview
Secure Text Payment System, page 6

1. You disclose that the Secure Text Payment System will be brought to market
       "soon." Your website suggests that you have a currently marketable product. To the extent the product is not yet marketable, please revise clearly to indicate as such and describe the current development status of the product.
Intellectual Property, page 8

2. You disclose that your intellectual property is critical to your business. Please revise to describe the nature and duration of the four patents held by the company. See Item
       101(h)(vii) of Regulation S-K.
 Luke D'Angelo
FirstName LastNameLuke D'Angelo
AppTech Corp.
Comapany2020
January 8, NameAppTech Corp.
Page 2
January 8, 2020 Page 2
FirstName LastName
Key Operating Metrics, page 13

3. You disclose that Payment Volume and Payment Volume Attrition are your key operating metrics. Please quantify such metrics for each period. To the extent material, also disclose the number of customers for each period. We note your disclosure that one customer accounted for 40% and 35% of your total revenue for the nine months ended September
         30, 2019 and December 31, 2018, respectively. Identify your significant customer and discuss the material terms of any agreement you have with them. Liquidity and Capital Resources, page 16

4. Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Refer to Section
         IV of SEC Interpretative Release 33-8350 and Item 303(a) of Regulation S-K.
Emerging Growth Company, page 18

5. Please provide an analysis as to why you qualify as an emerging growth company and address whether you have previously sold common equity securities pursuant to a registration statement. We note that you registered shares of common stock in registration statements that went effective in 2003 and 2004.
Security Ownership of Certain Beneficial Owners and Management, page 19

6. Please separately disclose the beneficial ownership of the company's Preferred Stock. We note that there are 14 shares of your Series A Preferred Stock currently issued and outstanding, which are each convertible into 780 shares of common stock. Refer to Item
         403 of Regulation S-K.
Directors and Executive Officers, page 20

7. Your website indicates that you have an Executive Vice President. Please ensure that you have provided the disclosure required for each executive officer, as defined in Rule 3b-7 of the Exchange Act, which includes, without limitation, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function. See Item 401 of Regulation
         S-K.
Executive Compensation, page 22

8. Please disclose the compensation of the directors. Refer to Item 402(r) of Regulation S-K.
Certain Relationships and Related Transactions, and Director Independence, page
23

9. Please revise to identify the related parties in each transaction that you discuss in this section. See Item 404(d) of Regulation S-K.
 Luke D'Angelo
AppTech Corp.
January 8, 2020
Page 3
Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 25

10. Please disclose the number of holders of your common equity as of the latest practicable date. Please refer to Item 201(b)(1) of Regulation S-K.
Recent Sales of Unregistered Securities, page 26

11. Please revise your disclosure to include all sales of securities in unregistered offerings to date, including any sales in the offering that was announced in the September 23, 2019 press release on your website. We note that you also entered into an agreement with a broker-dealer in January 2019 to engage in capital raising activities. Please clarify whether the January 2019 agreement is related to the September 2019 agreement with Maxim
      Group that was filed as Exhibit 10.4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Joseph Kempf,
Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-
3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameLuke D'Angelo
                                                            Division of
Corporation Finance
Comapany NameAppTech Corp.
                                                            Office of
Technology
January 8, 2020 Page 3
cc:       Andy Tucker
FirstName LastName